ENERTECK CORPORATION
                10701 Corporate Drive, Suite 150
                      Stafford, Texas 77477
                         (281) 240-1787



                                   VIA EDGAR

                                   February 6, 2007

Ryan Rohn
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:  EnerTeck Corporation (the "Company")
     Form 8-K Item 4.01
     Filed January 19, 2007
     File No. 000-31981

Dear Mr. Rohn:

     We are hereby filing through EDGAR the Company's Form 8-K/A (Amendment No. 1) to its Current Report on Form 8-K filed January 19, 2007. We are also setting forth below the Company's responses to the Staff's comments regarding the above referenced filing set forth in your letter dated January 22, 2007. To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter.

     1. As reported in the Company's Form 8-K (filed on August 18, 2006), on August 15, 2006, our Chief Executive Officer and Chief Financial Officer concluded, after a discussion with the SEC relating to a comment letter that we had received (in connection with the SEC's review of a Registration Statement on Form SB-2 which we had filed), that the previously-issued audited financial statements for the year ended December 31, 2005 should no longer be relied upon because they do not properly reflect the warrants issued in connection with equity financing received in December 2005. As further reported in said Form 8-K, our Chief Financial Officer reviewed the accounting treatment of these warrants with our independent accountants and we concluded that the affected financial statements should be restated. Insofar that that the item in question was brought to our attention by a comment received from the SEC and not by our auditors, we have concluded that there was not a reportable event as described in
Item 304(a)(1)(iv)(B) of Regulation S-B.

     2.   The filing has been revised to clarify that Malone &
Bailey, PC shall be responsible for the restatement of our financial statements for the year ended December 31, 2005.

     3. This will confirm that the Company will submit to the Commission a further amendment to the Current Report on Form 8-K filed January 19, 2007 once Malone & Bailey, PC has issued the restated audited financial statements for the year ended December 31, 2005.

     4. The Form 8-K/A being filed with this letter contains an updated letter from Malone & Bailey, PC.

     In connection with the response to the Commission's comments, we acknowledge that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any further questions or comments regarding the filing, please contact the undersigned.

                                   Very truly yours,

                                   EnerTeck Corporation


                                   By:  /s/ Richard B. Dicks
                                   Richard B. Dicks,
                                   Chief Financial Officer